UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

LodgeNet Interactive Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

540211109

(CUSIP Number)

September 23, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the

CUSIP No. 540211109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 993,804
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 993,804
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,804
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 540211109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 378,751
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 378,751
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 540211109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 366,589
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 366,589
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 540211109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,739,144
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,739,144
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,144
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 540211109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,739,144
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,739,144
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,144
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12.	TYPE OF REPORTING PERSON IN, HC

This Schedule 13G reflects the holdings of Common Stock (as defined below) of the Reporting Persons (as defined below) as of October 5, 2009.

Item	1(a)	Name of Issuer:

LodgeNet Interactive Corporation (“Issuer”)

1(b)	Address of Issuer’s Principal Executive Offices:

3900 West Innovation Street

Sioux Falls, South Dakota 57107

Item	2(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Master Fund Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”).

BH Management is the managing general partner of each of Domestic Fund and QP Fund and the investment manager of the Offshore Fund. Mr. Chappell is the controlling person of BH Management.

2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address for each of the Domestic Fund, QP Fund, BH Management and Mr. Chappell is 338 S. Sharon Amity Road, #202, Charlotte, North Carolina 28211.

The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

2(c)	Citizenship:

Each of the Domestic Fund and QP Fund is a Delaware limited partnership.

The Offshore Fund is a Cayman Islands exempt company.

BH Management is a Delaware limited liability company.

Mr. Chappell is a citizen of the United States.

2(d)	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

2(e)	CUSIP Number:

540211109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item	4	Ownership
4(a)	Amount beneficially owned:

The Domestic Fund individually beneficially owns 993,804 shares of Common Stock, consisting of: (i) 646,185 shares of Common Stock and (ii) preferred stock convertible into 347,619 shares of Common Stock.

The QP Fund individually beneficially owns 378,751 shares of Common Stock, consisting of: (i) 264,201 shares of Common Stock and (ii) preferred stock convertible into 114,550 shares of Common Stock.

The Offshore Fund individually beneficially owns 366,589 shares of Common Stock, consisting of: (i) 233,520 shares of Common Stock and (ii) preferred stock convertible into 133,069 shares of Common Stock.

BH Management beneficially owns the shares of Common Stock owned by the Domestic Fund, QP Fund and Offshore Fund.

Mr. Chappell is deemed to beneficially own the 1,739,144 shares of Common Stock beneficially owned by BH Management.

Collectively, the Reporting Persons beneficially own 1,739,144 shares of Common Stock.

4(b)	Percent of Class:

Domestic Fund individually beneficially owns 993,804 shares of Common Stock representing 4.3% of the outstanding Common Stock.

QP Fund individually beneficially owns 378,751 shares of Common Stock representing 1.7% of the outstanding Common Stock.

Offshore Fund individually beneficially owns 366,589 shares of Common Stock representing 1.6% of the outstanding Common Stock.

BH Management beneficially owns 1,739,144 shares of Common Stock owned by the Domestic Fund, QP Fund and the Offshore Fund representing 7.5% of the outstanding Common Stock.

Mr. Chappell beneficially owns the 1,739,144 shares of Common Stock collectively beneficially owned by BH Management representing 7.5% of the outstanding Common Stock.

The Reporting Persons collectively beneficially own 1,739,144 shares of Common Stock representing 7.5% of the outstanding Common Stock.

4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Not applicable.

(ii)	shared power to vote or to direct the vote:

Domestic Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 993,804 shares of Common Stock owned by the Domestic Fund.

QP Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 378,751 shares of Common Stock owned by the QP Fund.

Offshore Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 366,589 shares of Common Stock owned by the Offshore Fund.

(iii)	sole power to dispose or to direct the disposition of:

Not applicable.

(iv)	shared power to dispose or to direct the disposition of:

Domestic Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 993,804 shares of Common Stock owned by the Domestic Fund.

QP Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 378,751 shares of Common Stock owned by the QP Fund.

Offshore Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 366,589 shares of Common Stock owned by the Offshore Fund.

Item 5	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [                ].

Item 6	Ownership of more than Five Percent on behalf of another person:

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

See Exhibit B attached hereto.

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	October 5, 2009

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC
As General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC
As General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By: /s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of LodgeNet Interactive Corporation dated as of October 5, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	October 5, 2009

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC
As General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC
As General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By: /s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

Exhibit B

Identification of Members of the Group

Black Horse Capital LP

Black Horse Capital (QP) LP

Black Horse Capital Offshore Ltd.

Black Horse Capital Management LLC

Dale Chappell